January 5, 2016

Lisa Krestynick
Office of Natural Resources
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

RE:	RiceBran Technologies
File No. 1-36245

Dear Ms. Krestynick:

Because of the holidays, our office was closed from December 24th to January 1st. We returned to normal hours yesterday. By my calculation, 10 business days from the December 23rd letter would be Friday, January 8th. Consequently, I am requesting that our deadline for responding be extended to Friday, January 15th.

Please let us know at your earliest convenience if our response deadline has been extended as requested.

Sincerely,

/s/ J. Dale Belt
J. Dale Belt
Executive VP & CFO
RiceBran Technologies
PH. 480-367-5056
dbelt@ricebrantech.com